EXHIBIT 99.40
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                                 [LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
JANUARY 21ST, 2004


                           VIKING ENERGY ROYALTY TRUST
                           ---------------------------
            ACCEPTS THE RESIGNATION OF A. KIRK PURDY, PRESIDENT & CEO
            ---------------------------------------------------------


CALGARY, JANUARY 21ST, 2004 -Viking Energy Royalty Trust (VKR.UN) ("Viking" or "the Trust") announced today that Mr. A. Kirk Purdy has decided to resign as President and Chief Executive Officer of Viking pending a successful search for his replacement.

Mr. Purdy helped found the Trust and has been President, CEO and a Director since its inception in 1996. During his tenure, Viking evolved into a respected member in a sector characterized by innovation and creativity.

"We have grown this Trust from four employees to 173, and to an enterprise value of over $750,000,000," said Mr. Purdy. "We have weathered commodity price cycles, engineered and financed strategic acquisitions, significantly increased the quality and size of our asset base, and distributed more than $350,000,000 to Unitholders. I am incredibly proud of what the Viking team has accomplished, proud of the confidence demonstrated by the long-term service of many of that team, and proud to have had the privilege of leading this Trust to this point."

"From the beginning, we focused on managing for long-term returns - and we delivered those returns," Mr. Purdy added. "We have recently tabled a new strategic plan which will capitalize on the strong, stable foundation we created. I believe that Viking is a great organization with all of the talent, assets and drive to become even greater."

The Board of Directors of Viking wishes to express its appreciation to Mr. Purdy for his efforts and dedication to building the Trust over the past seven years. "Viking is a product of Kirk's tremendous vision, absolute determination and ability to recognize, and capitalize on, both great business opportunities and great people," said Doug Hunter, Chairman of the Board. "Kirk has led Viking with integrity and with an unwavering focus on the interests of Viking's Unitholders."

The Board has engaged the services of a professional search firm to fill Mr. Purdy's position. Mr. Purdy will remain with Viking in the capacity of President, CEO and Director until his successor is found and a smooth transition has been accomplished.


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Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 97,111,561 Units outstanding, which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5-per-cent convertible unsecured subordinated debentures, which trade under the symbol "VKR.DB".



For further information contact:

Doug Hunter, Chairman
Ph: (403) 262-7244

Or

A. Kirk Purdy, President & CEO
Ph: (403) 268-3177


Viking Energy Royalty Trust
Suite 400, 330-5th Avenue S.W.
Calgary, Alberta, T2P 0L4
Ph: (403) 268-3175
Toll Free: 1-877-292-2527
Email: vikingin@viking-roy.com



     To find out more about Viking Energy Royalty Trust visit our website at
                              www.vikingenergy.com